UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		04965M 106
1		Names of Reporting Persons. Sea Pearl Worldwide Holding Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 118,093,440[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 73,680,917[2]
	8	Shared Dispositive Power None
9		Aggregate Amount Beneficially Owned by Each Reporting Person 118,093,440
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 30.0% of total outstanding Class A ordinary shares[3]
12		Type of Reporting Person (See Instructions) CO

1 Represents the sum of (i) 73,680,917 Class B ordinary shares held of record by Sea Pearl Worldwide Holding Limited, a company registered in British Virgin Islands wholly owned by Haijun Wang, (ii) 19,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited, and (iii) 24,721,111 Class A ordinary shares beneficially owned by certain minority shareholders. Haijun Wang and Sea Pearl Worldwide Holding Limited exercise voting power over the 19,691,412 Class A ordinary shares beneficially owned by Engine Holdings Limited and the 24,721,111 Class A ordinary shares beneficially owned by the minority shareholders. Both of Haijun Wang and Sea Pearl Worldwide Holding Limited disclaim economic interests with respect to the foregoing Class A ordinary shares. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to ten votes and freely convertible into a Class A ordinary share at the discretion of the holder.

2 Represents 73,680,917 Class B ordinary shares held of record by Sea Pearl Worldwide Holding Limited.

3 See Item 4.

CUSIP No.		04965M 106
1		Names of Reporting Persons. Haijun Wang
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 118,093,440[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 73,680,917[2]
	8	Shared Dispositive Power None
9		Aggregate Amount Beneficially Owned by Each Reporting Person 118,093,440
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 30.0% of total outstanding Class A ordinary shares[3]
12		Type of Reporting Person (See Instructions) IN

Item l(a).	Name of Issuer:

Atour Lifestyle Holdings Limited

Item l(b).	Address of Issuer’s Principal Executive Offices:

18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Sea Pearl Worldwide Holding Limited

Haijun Wang

Item 2(b ).	Address of Principal Business Office, or if None, Residence:

For both Sea Pearl Worldwide Holding Limited and Haijun Wang:

18th floor, Wuzhong Building,
618 Wuzhong Road, Minhang District,
Shanghai, People’s Republic of China

Item 2(c).	Citizenship:

Sea Pearl Worldwide Holding Limited: The British Virgin Islands

Haijun Wang: The People’s Republic of China

Item 2( d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (each American Depositary Share (“ADS”), representing three Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percent of class represented by the Class A ordinary Shares is the sum of (i) 319,677,037 Class A ordinary shares outstanding as of the date of this filing as provided by the Issuer; and (ii) 73,680,917 Class B ordinary shares held of record by Sea Pearl Worldwide Holding Limited, all of which can be converted into an equal number of Class A ordinary shares at the discretion of Sea Pearl Worldwide Holding Limited.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SEA PEARL WORLDWIDE HOLDING LIMITED

By:	/s/ Haijun Wang
	Name:	Haijun Wang
	Title:	Director

HAIJUN WANG

By:	/s/ Haijun Wang

[Signature page to 13G (Atour)]